FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of March 4, 2008

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Audit Result Release

1.	External Auditor’s Opinion and Condensed Non-Consolidated Financial Statements

		Current Fiscal Year (2007)	Previous Fiscal Year (2006)
	a. External Auditor’s Opinion	Unqualified	Unqualified
	- Includes uncertainty of going concern	Yes	Yes

b. Condensed Non-Consolidated Financial Statements based on Korean GAAP (in Korean won)

	Total Assets	18,996,174,480	30,556,192,259
	Total Liabilities	8,400,129,558	12,759,990,401
	Total Shareholders’ Equity	10,596,044,922	17,796,201,858
	Revenues	17,283,841,604	26,584,062,071
	Operating Income (Loss)	(-)10,385,020,795	(-)15,251,167,284
	Ordinary Income (Loss)	(-)7,914,400,933	(-)17,370,732,472
	Net Income (Loss)	(-)7,914,400,933	(-)17,370,732,472
	Basic EPS	(-)1,209	(-)2,778

2.	Name of External Auditor	Samjong KPMG	Ernst & Young HanYoung

3.	Date of Audit Report Received	February 29, 2008	March 29, 2007

*	This audit result release was prepared and is presented in accordance with Korean GAAP. Significant differences exist between Korean GAAP and U.S. GAAP, including accounting principles with respect to the consolidation of financial results of any subsidiary, which might be material to the non-consolidated financial information provided in this release. Investors should rely on the financial results of Pixelplus Co., Ltd. prepared and presented in accordance with U.S. GAAP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

	By:	/s/ Hoang Taig Choi
	Name:	Hoang Taig Choi
	Title:	Chief Financial Officer

March 4, 2008